EXHIBIT 99.f

MH Elite Portfolio of Funds Trust

43 Highlander Drive

Scotch Plains NJ 07076

1-800-318-7969

Reimbursement Agreements

The Funds have no plans to compensate Officers and Trustees who are affiliated with the Investment Adviser except indirectly through payment of the advisory fee.

Each Trustee, who is not an 'interested person' as that term is defined in the 1940 Act, of the Funds was paid an annual fee of $750.00 per Fund for serving as a member of the Board of Trustees for fiscal year 2025.  The Chairman of the Board of Trustees was paid an annual fee of $875.00 per Fund.